EXHIBIT 11.1

                             CARRIAGE SERVICES, INC.
                        COMPUTATION OF PER SHARE EARNINGS
               (UNAUDITED AND IN THOUSANDS, EXCEPT PER SHARE DATA)

     Loss per share for the three and nine month periods ended September 30, 1996 is calculated based on the weighted average number of common and common equivalent shares outstanding during the period as proscribed by APB 15. Loss per share for the three and nine month periods ended September 30, 1995 is calculated based on the weighted average number of common and common equivalent shares outstanding during the period using guidance provided by the SEC for companies contemplating an initial public offering. Loss per share has been presented as if the reverse stock split had occurred at the beginning of the earliest period resented. Loss per common and common equivalent share for the three and nine month periods ending September 30, 1996 and 1995 was as follows:

                                                     For the three months       For the nine months
                                                      ended September 30,       ended September 30,
                                                   ------------------------  -------------------------
                                                      1996         1995          1996       1995
                                                   -----------  -----------  -----------  -----------
Net (loss) per common and common equivalent
     share before extraordinary item, net of
     preferred stock dividends .................    $  (664)     $  (859)     $(1,426)    $(1,557)
Extraordinary item .............................       (498)        --           (498)       --
                                                    -------      -------      -------     -------
Net (loss) attributable to common
  stockholders .................................    $(1,162)     $  (859)     $(1,924)    $(1,557)
                                                    =======      =======      =======     =======
     Common shares outstanding .................      5,920        2,520(a)     3,662      2,520(a)
     Common equivalent shares: .................
       Stock options, treasury stock method ....       --             23(b)      --            23(b)
       Assumed conversion of preferred stock ...       --          1,000(c)      --         1,000(c)
                                                    -------      -------      -------     -------
Total weighted average number of common and
     common equivalent shares outstanding
     (in thousands) ............................      5,920(d)     3,543        3,662(d)    3,543
                                                    =======      =======      =======     =======
(Loss) per share:
     Net (loss) per common and common
          equivalent share before extraordinary
          item, net of preferred stock dividends    $  (.11)     $  (.24)     $  (.39)    $ (.44)
     Extraordinary item ........................       (.09)        --           (.14)        --
                                                    -------      -------      -------     -------
     Net (loss) per common share ...............    $  (.20)     $  (.24)     $  (.53)    $ (.44)
                                                    =======      =======      =======     =======

    (a) Effective January 1, 1994, the shareholders of three affiliated companies, which had common ownership and management exchanged their stock in those companies for Common Stock of the Company. In this transaction, the assets and liabilities were recorded at historical cost in a manner similar to a pooling-of-interests. Accordingly, loss per share has been presented as if the Common Stock has been outstanding for all periods presented at the conversion rate utilized at January 1, 1994.

    (b) In accordance with SEC's Staff Accounting Bulletin No., 83, the loss per share has been presented assuming that all stock options granted by the Company within one year of the Company's initial public offering have been outstanding for all periods presented. The effect of such stock options has been calculated using the "treasury stock" method (using an initial public offering price of $13.50 per share) and has been included in the calculation of common equivalent shares outstanding despite the fact that the effect of the assumed exercise of such options is anti-dilutive.

    (c) Pursuant to the terms of their respective agreements, the Company's Series A, B and C Preferred Stocks automatically converted to Common Stock upon the Company's initial public offering ("IPO"). Therefore, in accordance with SEC's position relative to securities with these conversion characteristics, the effect of such conversions has been reflected from the respective dates of issuance of the preferred stocks in common equivalent shares outstanding, despite the fact that the effect of the assumed conversion is anti-dilutive.

    (d) In accordance with APB Opinion 15, the shares issued in the Company's IPO have been included in the weighted average number of common and common equivalent shares outstanding since the effective date of the IPO (August 8, 1996). On a prospective basis, the full effect of that issuance will be reflected in the weighted average number of common and common equivalent shares outstanding. Additionally, common stock equivalents have not been included in the weighted average number of common and common equivalent shares outstanding for the three and nine month periods ending September 30, 1996 as their inclusion would have reduced the reported loss per common and common equivalent share. Consequently, fully diluted earnings per share is considered to be the same as primary earnings per share presented here.